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SEC FILE NUMBER

SEC Mail Processing

FEB 27 2023

Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Welcome Life Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4755 Technology Way - Suite 202
(No. and Street)

Boca Raton	FL	33431
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jared Smith	561-826-0299	Jared@welcomelifesecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Salberg & Company, P.A.
(Name – if individual, state last, first, and middle name)

2295 NW Corporate Blvd - Suite 240	Boca Raton	FL	33431
(Address)	(City)	(State)	(Zip Code)

September 24, 2003	106
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Jared Smith, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Welcome Life Securities, LLC, as of 12/31, 22, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

NOTARY PUBLIC STATE OF FLORIDA
ANTONELLA TAKVORIAN
Commission # HH 299647
Expires June 7, 2026

Signature: [signature]

Title:
CFO FinOp

Antonella Takvorian

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

[redacted]

Welcome Life Securities, LLC

Financial Statements and Supplementary Information

For the Year Ended December 31, 2022

[redacted]

WELCOME LIFE SECURITIES, LLC

Contents

SALBERG & COMPANY, P.A.
Certified Public Accountants and Consultants

Report of Independent Registered Public Accounting Firm

To the Member of:
Welcome Life Securities, LLC.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Welcome Life Securities, LLC. (the "Company") as of December 31, 2022, the related statements of income, changes in member's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

2295 NW Corporate Blvd., Suite 240 • Boca Raton, FL 33431
Phone: (561) 995-8270 • Toll Free: (866) CPA-8500 • Fax: (561) 995-1920
www.salbergco.com • info@salbergco.com

Supplemental Information

The information contained in Schedule I and Supplementary Note has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

SALBERG & COMPANY, P.A.
We have served as the Company's auditor since 2007
Boca Raton, Florida
February 6, 2023

Welcome Life Securities, LLC
Statement of Financial Condition
December 31, 2022

Assets

Current Assets		
Cash and cash equivalents	$	1,316,861
Commissions receivable		198,000
Prepaid expenses		21,434
Total Current Assets		1,536,295
Total Assets	$	**1,536,295**

Liabilities and Member's Equity

Current Liabilities		
Accounts payable and accrued expenses	$	14,335
Broker dealer commissions payable		118,182
Due to parent		4,050
Total Current Liabilities		136,567
Commitments (Note 5)		
Accumulated member's capital distributions		(3,869,300)
Retained earnings		5,269,028
Total Member's Equity		1,399,728
Total Liabilities and Member's Equity	$	**1,536,295**

See accompanying notes to financial statements

Welcome Life Securities, LLC
Statement of Income
Year Ended December 31, 2022

Revenues		
Settlement revenue	$	2,208,623
Private placement revenue		143
Total Revenues	**$**	**2,208,766**
Operating Expenses		
Salaries and benefits		272,052
Registered representative commissions		954,742
General and administrative		99,483
Regulatory & license fees		41,384
Rent expense - related party		16,200
Total Operating Expenses		**1,384,861**
Income from Operations		**824,905**
Net Income	**$**	**824,905**

See accompanying notes to financial statements

Welcome Life Securities, LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2022

		Accumulated Member's Capital Distributions		Retained Earnings		Total Member's Equity
Balance, December 31, 2021	**$**	**(3,469,300)**	**$**	**4,444,123**	**$**	**974,823**
Distributions		(400,000)		-		(400,000)
Net Income		-		824,905		824,905
Balance, December 31, 2022	**$**	**(3,869,300)**	**$**	**5,269,028**	**$**	**1,399,728**

See accompanying notes to financial statements

Welcome Life Securities, LLC
Statement of Cash Flows
Year Ended December 31, 2022

Cash Flows from Operating Activities		
Net Income	$	824,905
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
(Increase) decrease in:		
Prepaid expenses		(73)
Commissions receivable		(153,000)
Increase (decrease) in:		
Accounts payable and accrued expenses		9,731
Broker Dealer commission payable		118,182
Due to Parent		(12,150)
Net Cash Provided by Operating Activities		**787,595**
Cash Flows from Financing Activities		
Capital distributions		(400,000)
Net Cash Used in Financing Activities		**(400,000)**
Net Increase in Cash		387,595
Cash and Cash Equivalents at Beginning of Year		929,266
Cash and Cash Equivalents at End of Year	**$**	**1,316,861**

Supplemental Disclosure of Cash Flow Information:

Interest paid	$	-
Taxes paid	$	-

See accompanying notes to financial statements

Welcome Life Securities, LLC
Notes to Financial Statements
For the Year Ended December 31, 2022

Note 1 Nature of Operations and Summary of Significant Accounting Policies

(A) Nature of Operations

Welcome Life Securities, LLC ("WLS" or "the Company"), a subsidiary of Welcome Life Financial Group, was incorporated in the state of Florida in March 2006 and is a broker-dealer registered with the Securities and Exchange Commission ("SEC"). WLS is the first broker-dealer firm to exclusively serve the financial community as a variable life insurance settlement broker and provides a fully compliant, turn-key platform for firms and their clients. Welcome Life Securities specializes in products and services exclusively in the secondary market for life insurance, providing broker-dealers and their registered representatives and senior clients with the experience, knowledge and education required to reach fully informed life settlement decisions.

Welcome Life Securities connects senior clients with institutional funds by navigating the complex secondary market, combining personalized negotiations with a proven auction-based platform. The firm ensures the life settlement transaction meets demanding industry regulations and requirements in the rapidly growing life settlement industry, including:

- Suitability
- Compliance
- Due Diligence
- Best Execution
- Training and Education
- Transparency & Proper Disclosures
- Principal Supervision

WLS also serves as an intermediary facilitating trades between institutional buyers and sellers in the longevity marketplace.

WLS also serves in the capacity of a private placement broker. In this role the Firm has the responsibility for the marketing of the issuer to independent broker-dealer firms and representatives, institutional and high net worth retail investors. The Firm acts in an Agent capacity during the offering and does not distribute the securities. Such involvement typically is sales oriented which encompasses contacting selling group members on behalf of the companies in order to identify broker's interest in the offering.

(B) Basis of Presentation

The accompanying financial statements have been prepared pursuant to Rule 17a-5 of the Securities and Exchange Commission Act of 1934. The classification and reporting of items appearing on the financial statements are consistent with that rule.

(C) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and

liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(D) Cash and Cash Equivalents

For purposes of the cash flow statement, WLS considers all highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents.

(E) Concentrations

Concentration of Credit Risk

WLS maintains its cash in bank deposit accounts. At December 31, 2022, the Company held cash of $1,066,861 in excess of federally insured limits. WLS has not experienced any losses in such accounts through December 31, 2022.

Concentration of Revenue and Commission Receivable

In 2022, two "Providers" each represented over 10% of WLS settlement revenue and accounted for 48% and 15.3% of WLS settlement revenue. At December 31, 2022, one customer accounted for 100% of WLS Commission receivable.

(F) Computer Software and Equipment

Computer Software and Equipment is stated at cost, less accumulated depreciation. Expenditures for repairs and maintenance is charged to expense as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which is three years for computer equipment and software. Computer Software and Equipment are fully depreciated at December 31, 2022.

(G) Long-Lived Assets

WLS reviews long-lived assets and certain identifiable assets related to those assets for impairment recognition whenever circumstances and situations change such that there is an indication that the carrying amounts may not be recoverable. If the undiscounted future cash flows is less than the carrying amount, the carrying amount is reduced to fair value and an impairment loss is recognized.

(H) Revenue Recognition and Commissions Receivable

On January 1, 2020, WLS adopted Financial Accounting Standards Board Accounting Standard Codification 606 "Revenue From Contracts with Customers" which prescribes that an entity should account for a contract with a customer that is within its scope using the following five step method:

- Identify the contract with the customer
- Identify the performance obligations in the contract
- Determine the transaction price

- Allocate the transaction price to separate performance obligations
- Recognize revenue when or as each performance obligation is satisfied

WLS recognizes revenues for services performed as a life / viatical settlement broker at the agreed upon transaction price when its performance obligation is satisfied, which occurs after expiration of the rescission period as discussed below. Specifically, when the policy transfer is completed between a policy owner (seller) and the life / viatical settlement provider (buyer), the provider's escrow company forwards the settlement proceeds to the seller (the closing date) and the commission to WLS for services rendered. At this point, the seller may have the contractual right to rescind the transaction (depending on the transaction State and as defined in the contract), which is typically between 0-60 days. During a rescission period, if any, WLS will record any commissions received as deferred revenues. If a rescission period has expired and a commission has not yet been received, a revenue and related commission receivable will be recognized if collectability is probable. As of December 31, 2022, WLS had $198,000 of Commissions receivable.

WLS also serves as an intermediary facilitating trades between institutional buyers and sellers in the longevity marketplace. WLS recognizes revenues for services performed on these transactions at the agreed upon transaction price when its performance obligation is satisfied, which occurs after expiration of the rescission period, if any. If there is no contractual rescission period, WLS will recognize the revenue on the closing date if collectability is probable. During a rescission period, WLS will record any commissions received as deferred revenues. If a rescission period has expired and a commission has not yet been received, a revenue and related commission receivable will be recognized if collectability is probable.

As it relates to revenue earned related to services performed as a private placement broker, WLS is compensated for its role with success fees which are generally calculated as a percentage of the total offering once the offerings close. Such fees are recognized upon final closing of the offering which is the point when the performance obligation is satisfied.

Revenue disaggregation

WLS tracks revenue by market: the following table summarizes the revenue by market for the year ended December 31, 2022:

Life settlement and viatical settlement broker	$2,202,623
Institutional intermediary facilitating trades in the tertiary marketplace	6,000
Private placement of securities	143
Total	$2,208,766

(I) Leases

The Company follows ASC 842 "Leases". This guidance requires lessees to recognize lease assets and lease liabilities for most operating leases. In addition, the updated guidance requires that lessors separate lease and non-lease components in a contract in accordance with the new revenue guidance in ASC 606. The Company has elected not to recognize right-of-use ("ROU") assets and lease liabilities for short-term leases that have a term of 12 months or less.

Operating lease ROU assets represents the right to use the leased asset for the lease term and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. As most leases do not provide an implicit rate, the Company will use an incremental borrowing rate based on the information available at the adoption date in determining the present value of future payments. Lease expense for minimum lease payments is amortized on a straight-line basis over the lease term and will be included in general and administrative expenses in the statements of operations.

(J) Advertising

In accordance with ASC 720-35 costs incurred for producing and communicating advertising of WLS, are charged to operations as incurred. WLS incurred no advertising expense for the year ended December 31, 2022.

(K) Income Taxes

WLS has elected under the Internal Revenue Code to be taxed as a Limited Liability Company ("LLC"). In lieu of Company income taxes, members of a "LLC" Company are taxed on their proportionate share of WLS's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the accompanying financial statements.

The Company evaluates each tax position taken on its tax returns and recognizes a liability for any tax position deemed less likely than not to be sustained under examination by relevant taxing authorities. Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to or disclosures in the financial statements. As of December 31, 2022, tax years since 2019 remain open for IRS audit. The Company has received no notice of audit from the Internal Revenue Service for any of the open tax years.

(L) Fair Value of Financial Instruments and Fair Value Measurements

ASC 825 requires disclosures of information about the fair value of certain financial instruments for which it is practicable to estimate that value and ASC 820 requires the disclosure of the methods and significant assumptions used to estimate the fair value of financial instruments. For purposes of this disclosure, the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. The carrying amounts of WLS's short-term financial instruments, including accounts payable and accrued expenses approximate fair value due to the relatively short period to maturity for these instruments.

Note 2 Member's Equity

The Company entered into an operating agreement with Welcome Life Financial Group, LLC (the "Member") on March 27, 2006 and continues in perpetuity unless sooner terminated as provided in the operating agreement. The operating agreement sets forth the rights, obligations, and duties with respect to WLS. The Member has the right, but is not required, to make capital contributions upon request of WLS. The Member may require WLS to make distributions of cash or property at such times and amounts as it determines, subject to regulatory limitations and approval.

During the year ended December 31, 2022, the Member made no capital contributions and distributions of $400,000 were made to the Member.

Note 3 Net Capital Requirements

WLS is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2022, WLS had net capital of $1,180,294 which was $1,175,294 in excess of its required net capital of $5,000. WLS' aggregated indebtedness to net capital ratio was 11.6%.

Note 4 Related Party Transactions

In January 2022, WLS executed a Sublease Agreement ("Sublease Agreement") with Welcome Life Financial Group, LLC ("WLFG"), its parent company. The Sublease Agreement is for a period of one year and is automatically renewable in one-year increments. Under the terms of the Sublease Agreement, WLS is provided office space, furniture and computer rental, telecommunications and computer services. The monthly fee under the Sublease Agreement is $1,350 per month. The total rent expense to this related party was $16,200 in 2022 and the amount due to the Parent was $4,050 at December 31, 2022.

On January 1, 2022, WLS renewed an Expense Sharing Agreement ("Expense Sharing Agreement") with WLFG. Under the terms of the Expense Sharing Agreement, if requested, WLFG shall provide WLS personnel and support services that are customarily required to the functioning of WLS' business. Amounts are allocated on a monthly basis in accordance with the percentage of time spent by WLFG staff on WLS activities. The Expense Share Agreement is for a period of one year and is renewable in one-year increments. There were no expenses incurred under the Expense Sharing Agreement in 2022.

During the year ended December 31, 2022, the president of the Company provided services at no cost to the Company.

Note 5 Commitments

WLS is a party to a Sub-lease Agreement (refer to Note 4) which was renewed effective January 1, 2022 and expires on December 31, 2022.

Future minimum lease payments are as follows:

2023	$	16,200
Total	$	16,200

Note 6 Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 6, 2023, the date the financial statements were available to be issued.

Welcome Life Securities, LLC

Supplementary Information

Welcome Life Securities, LLC
Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Act of 1934
<u>December 31, 2022</u>

		December 31, 2022
Net Capital Computation		
Total Member's Equity	$	1,399,728
Deductions and/or Charges		219,434
Net Capital Before Haircuts		1,180,294
Haircuts		-
Net Capital		1,180,294
Required Minimum Capital		5,000
Excess Net Capital	$	1,175,294
Aggregate Indebtedness		
Aggregate Indebtedness as Included in Statement of Financial Condition		
Accounts payable and accrued expenses	$	14,335
Broker Dealer commissions payable		118,182
Due to Parent		4,050
	$	136,567
Ratio of Aggregated Indebtedness to Net Capital		11.6%

Reconciliation with WLS' Computation (included in Part II of Form X-17A-5 as of December 31, 2022)

Net Capital, per December 31, 2022, Unaudited FOCUS Report, as filed	$	1,186,822
Net Audit Adjustments effecting net capital		6,528
Net Capital, per the December 31, 2022 Audited Report	$	1,180,294

Welcome Life Securities, LLC
Supplementary Note

Supplementary Information Pursuant to Rule 17a-5 of the Securities and Exchange Act of 1934
December 31, 2022

Welcome Life Securities, LLC does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and is relying on Footnote 74 of the SEC release No. 34-70073 adopting amendments to 17. C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (a) Broker or dealer selling variable life insurance or annuities; (b) Act in the capacity of a life settlement and viatical settlement broker; (c) Private placements of securities; (d) Broker or dealer selling tax shelters or limited partnerships in primary distributions; and (e) Act in the capacity of an intermediary facilitating trades between Institutional Clients in the longevity marketplace, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issue or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Report of Independent Registered Public Accounting Firm

To the Member
of Welcome Life Securities, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Welcome Life Securities, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to:

A) Broker or dealer selling variable life insurance or annuities;
B) Act in the capacity of a life settlement and viatical settlement broker;
C) Private placements of securities;
D) Broker or dealer selling tax shelters or limited partnerships in primary distributions; and
E) Act in the capacity of an intermediary facilitating trades between Institutional Clients in the longevity marketplace.

In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Welcome Life Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Welcome Life Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Salberg & Company, P.A.

SALBERG & COMPANY, P.A.
Boca Raton, Florida
February 6, 2023

Welcome Life Securities, LLC
Rule 17a-5 Exemption Report
December 31, 2022

Exemption Report

SEA Rule 17a-5

To Whom it May Concern:

We, as members of management of Welcome Life Securities, LLC (the "Company ") are responsible for complying with Rule 17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of Rule 17a-5 and the exemption provisions in Rule 15c3-3(k) (the "exemption provisions ") and of the 2013 Release adopting amendments to Rule 17a-5, including Footnote 74 of the 2013 Release.

We have determined that the Company does not meet any of the exemption conditions of paragraph (k) of Rule 15c3-3 (i.e., paragraph (k)(1), (k)(2)(i) or (k)(2)(ii)) but also (1) does not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) and therefore is covered by Footnote 74 of the 2013 Release.

Accordingly, based on our evaluation we make the following statements to the best knowledge and belief of the Company:

1. We reviewed the provisions of Rule §15c3-3 and related guidance stated in the SEC Staff s FAQ and confirmed that the Company relied on Footnote 74 of the 2013 Release.

2. The Company conducts business activities involving the following services:

A) Broker or dealer selling variable life insurance or annuities;
B) Act in the capacity of a life settlement and viatical settlement broker;
C) Private placements of securities;
D) Broker or dealer selling tax shelters or limited partnerships in primary distributions; and
E) Act in the capacity of an intermediary facilitating trades between Institutional Clients in the longevity marketplace.

3. The Company met the identified conditions for such reliance throughout the period January 1, 2022 to December 31, 2022 without exception.

I, Jared Smith, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Welcome Life Securities, LLC

By: Jared Smith
CFO & FINOPS Principal

February 6, 2023

SALBERG & COMPANY, P.A.
Certified Public Accountants and Consultants

February 6, 2023

To the Member of:
Welcome Life Securities, LLC
4755 Technology Way, Suite 202
Boca Raton, Fl 33431

In connection with our audit of the financial statements and supplemental information of Welcome Life Securities, LLC (the "Company") for the year ended December 31, 2022, we have issued our report thereon dated February 6, 2023. Professional standards require that we provide you with the following information related to our audit.

Significant and Critical Accounting Policies and Practices

Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The Company's significant accounting policies are disclosed in the notes to the financial statements as required by generally accepted accounting principles pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. No new accounting policies were adopted, and the application of existing accounting policies was not changed during 2022. We noted no transactions entered into by the Company during the year for which accounting policies are controversial or for which there is a lack of authoritative guidance or consensus or diversity in practice.

Critical accounting policies and practices are those that are both most important to the portrayal of the Company's financial condition and results and require management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. The critical accounting policies used by Welcome Life Securities, LLC in its 2022 financial statements are described in Note 1 to the financial statements and relate to the policies the Company uses to compute net capital and revenue recognition policy.

Critical Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Critical accounting estimates are estimates for which (1) the nature of the estimate is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and (2) the impact of the estimate on financial condition or operating performance is material. We noted no critical accounting estimates affecting the financial statements.

2295 NW Corporate Blvd., Suite 240 • Boca Raton, FL 33431-7328
Phone: (561) 995-8270 • Toll Free: (866) CPA-8500 • Fax: (561) 995-1920
www.salbergco.com • info@salbergco.com

Significant Unusual Transactions

For purposes of this letter, professional standards define *significant unusual transactions* as transactions that are outside the normal course of business for the Company or that otherwise appear to be unusual due to their timing, size or nature. We noted no significant unusual transactions during our audit.

Evaluation of Related Parties Transactions

As part of our audit, in accordance with PCAOB Audit Standard No. 2410, we conduct procedures to evaluate management's process to identify, account for, and disclose, related party transactions and we also conduct our own audit procedures to do the same. We believe that management's process was effective to identify, account for and disclose all material related party transactions and balances in the financial statements.

Quality of the Company's Financial Reporting

Management is responsible not only for the appropriateness of the accounting policies and practices, but also for the quality of such policies and practices. Our responsibility under professional standards is to evaluate the qualitative aspects of the Company's accounting practices, including potential bias in management's judgments about the amounts and disclosures in the financial statements, and to communicate the results of our evaluation and our conclusions to you.

No issues were noted related to the Company's financial reporting.

Uncorrected and Corrected Misstatements

Professional standards require us to accumulate misstatements identified during the audit, other than those that are clearly trivial, and to communicate accumulated misstatements to management. There are no uncorrected or corrected misstatements that were presented to management.

Auditor's Report

In connection with the audit of the financial statements, we provided you a draft of our auditor's report and discussed with you the report issued. We issued an unqualified audit report.

Exceptions to Exemption Provisions

In connection with our review of the Company's 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) the Company did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, we did not identify any exceptions to the exemption provisions that would cause the Company's assertions not to be fairly stated, in all material respects.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditor's report. We are pleased to report that no disagreements with internal management arose during the course of our audit.

Difficulties Encountered in Performing the Audit

There were no difficulties encountered in performing the audit.

Supplemental Information

Based on the regulatory requirements of SEC Rule 17a-5, the Company presents the Computation of Net Capital pursuant to Rule 15c3-1 and Supplemental Information pursuant to Rule 17-a-5 that accompanies the financial statements. We subjected that supplemental information to audit procedures in accordance with PCAOB Auditing Standard No. 2701, *Auditing Supplemental Information Accompanying Audited Financial Statements*. Based on our audit procedures performed, the supplemental information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Internal Control matters

We noted no other internal control related matters except as already disclosed above.

This information is intended solely for the use of the Audit Committee, Board of Directors, and management of Welcome Life Securities, LLC and is not intended to be, and should not be, used by anyone other than these specified parties.

Very truly yours,

Salberg & Company, P.A.

SALBERG & COMPANY, P.A.
Certified Public Accountants and Consultants

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Member of:
Welcome Life Securities, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Welcome Life Securities, LLC and the SIPC, solely to assist you and SIPC in evaluating Welcome Life Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2022. Welcome Life Securities, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2022, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2022, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Welcome Life Securities, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of Welcome Life Securities, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Salberg & Company, P.A.

SALBERG & COMPANY, P.A.
Boca Raton, Florida
February 6, 2023

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended 2022

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Welcome Life Securities, LLC
4755 Technology Way
Suite 202A,
Boca Raton, FL 33431
SEC #
8-67450, 12-2022 FY,END

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Jared Smith

2. A.	General Assessment (item 2e from page 2)	$ 3,314
B.	Less payment made with SIPC-6 filed (exclude interest) 7/19/22 Date Paid	(430)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 2,884
G.	PAYMENT: √ the box Check mailed to P.O. Box [✓] (Overnight Address) Funds Wired [ ] ACH [ ] Total (must be same as F above) $ 2,884.00	
H.	Overpayment carried forward $( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Welcome Life Securities
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 9 day of January, 2023.

CFO FinOp
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2022
and ending 12/31/2022

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,209,391
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ____ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $____	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $____	
Enter the greater of line (i) or (ii)	
Total deductions	0
2d. SIPC Net Operating Revenues	$ $2,209,391
2e. General Assessment @ .0015	$ 3,314
	(to page 1, line 2.A.)